UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                               TeleCorp PCS, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   879299 10 5
                                 (CUSIP Number)

                                November 23, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]    Rule 13d-1(b)

      [_]    Rule 13d-1(c)

      [X]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879299 10 5                    13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           17,867,452
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         17,867,452
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     17,867,452
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     17.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879299 10 5                    13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Wireless PCS, LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           12,366,358
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         12,366,358
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,366,358
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     12.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     OO (Limited Liability Company)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879299 10 5                    13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TWR Cellular, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Maryland
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           5,501,094
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         5,501,094
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,501,094
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     6.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879299 10 5                    13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Schwartz
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           NONE
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         NONE
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     NONE
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     NONE
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879299 10 5                    13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mary Hawkins-Key
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           NONE
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         NONE
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     NONE
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     NONE
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

TeleCorp PCS, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

1010 N. Glebe Road, Suite 800
Arlington, VA  22201


Item 2(a).     Name of Person Filing:

AT&T Corp.
AT&T Wireless PCS, LLC
TWR Cellular, Inc.
Michael Schwartz
Mary Hawkins-Key

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Address for each of AT&T Wireless PCS, LLC, TWR Cellular, Inc., Michael Schwartz and Mary Hawkins-Key:

7277 164th Avenue, N.E.
Redmond, Washington  98052

Address for AT&T Corp.:

32 Avenue of the Americas
New York, New York  10013

Item 2(c).     Citizenship:

See Item 4 of Cover Pages.

Item 2(d).     Title of Class of Securities:

Class A Common Stock, $.01 par value (the "Common Stock")

Item 2(e).     CUSIP Number:

879299 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

         (a)      [ ]      Broker or dealer registered under Section 15 of the Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d)      [ ]      Investment company registered under Section 8 of the Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in accordance with
                           Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


          If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]


Item 4.  Ownership


     (a)-(c) The response of each Reporting Person to Items 5 through 11 of each of their respective Cover Pages which relate to the beneficial ownership of the Common Stock is incorporated herein by reference.

     AT&T Wireless PCS, LLC ("AT&T Wireless"), TWR Cellular, Inc. ("TWR") and certain other stockholders of TeleCorp PCS, Inc. (the "Issuer") are party to a Stockholders' Agreement dated as of July 17, 1998, as amended (the "Stockholders' Agreement"), pursuant to which, among other things AT&T Wireless, TWR and such stockholders have agreed to vote for certain nominees to the Issuer's board of directors. Accordingly, the parties to the Stockholders' Agreement may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the

Common Stock. Each of AT&T Wireless, TWR, AT&T Corp., Ms. Hawkins-Key and Mr. Schwartz disclaims any beneficial ownership of the shares of Common Stock held by the other parties to the Stockholders' Agreement attributed to them solely by reason of the Stockholders' Agreement.

     The AT&T Wireless shares include 3,149,737 shares of Common Stock and 9,339,511 shares of series F preferred stock held by AT&T Wireless which shares of series F preferred stock are convertible into 9,216,621 shares of Common Stock and 122,890 shares of class D common stock. The TWR shares include 5,573,267 shares of series F preferred stock held by TWR which are convertible into 5,501,094 shares of Common Stock and 72,173 shares of class D common stock. Shares of class D common stock will convert into an equivalent number of shares of Common Stock upon the lifting of certain FCC restrictions. It is not expected that such conversion will occur within sixty days of this filing.

     AT&T Corp. is the parent holding company of AT&T Wireless and TWR. Accordingly, AT&T Corp. may be deemed to beneficially own the shares held by AT&T Wireless and TWR. Mr. Schwartz and Ms. Hawkins-Key are members of the board of directors of the Issuer nominated by AT&T Wireless. Mr. Schwartz and Ms. Hawkins-Key disclaim beneficial ownership of all of these shares.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           AT&T CORP.



Date: February 11, 2000                    By: /s/ Robert S. Feit
      -----------------                        ---------------------------------
                                           Name: Robert S. Feit
                                           Title: General Attorney and
                                                  Assistant Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           AT&T WIRELESS PCS, LLC



Date: February 11, 2000                    By: /s/ Mary Hawkins-Key
                                              ----------------------------------
                                           Name: Mary Hawkins-Key
                                           Title: Senior Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  TWR CELLULAR, INC.



Date: February 11, 2000                           By: /s/ Mary Hawkins-Key
      -----------------                               --------------------------
                                                  Name: Mary Hawkins-Key
                                                  Title: Senior Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 11, 2000                                /s/ Mary Hawkins-Key
      -----------------                                -------------------------
                                                       Mary Hawkins-Key

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 11, 2000                                /s/ Michael Schwartz
      -----------------                                -------------------------
                                                           Michael Schwartz

                            Exhibit 2 to Schedule 13G

                                February 11, 2000

This will confirm the agreement by and among all of the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the class A common stock of TeleCorp PCS, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                           AT&T CORP.



                                           By: /s/ Robert F. Feit
                                               ---------------------------------
                                           Name: Robert F. Feit
                                           Title: General Attorney and
                                                  Assistant Secretary


                                           AT&T WIRELESS PCS, LLC


                                           By: /s/ Mary Hawkins-Key
                                               ---------------------------------
                                           Name: Mary Hawkins-Key
                                           Title: Senior Vice President


                                           TWR CELLULAR, INC.


                                           By: /s/ Mary Hawkins-Key
                                               ---------------------------------
                                           Name: Mary Hawkins-Key
                                           Title: Senior Vice President



                                           /s/ Michael Schwartz
                                           -------------------------------------
                                           Michael Schwartz


                                           /s/ Mary Hawkins-Key
                                           -------------------------------------
                                           Mary Hawkins-Key